Exhibit 99.2

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010	Telephone +1 212-325-2000 Fax +1 212-325-7924

Media Release

July 11, 2023

Credit Suisse Announces Coupon Amount on its Credit Suisse S&P MLP Index ETN (ticker symbol “MLPO”)

On July 6, 2023 Credit Suisse declared a Coupon Amount for the Credit Suisse S&P MLP Index ETN (the “ETN”).

ETN Ticker	ETN Name	Ex-Date	Record Date	Coupon Payment Date	Coupon Amount per ETN	Coupon Frequency	Current Yield*†
MLPO	Credit Suisse S&P MLP Index ETN	7/13/2023	7/14/2023	7/24/23	$0.2382	Quarterly	7.30%

* The “Current Yield” equals the current quarterly Coupon Amount, annualized and divided by the Closing Indicative Value of the ETN on June 30, 2023

† The Current Yield, which is based on the ETN’s Coupon Amount, is not indicative of future quarterly Coupon Amounts, if any, on the ETNs. The quarterly Coupon Amount (if any) is variable and dependent on the most recent distributions of the MLPs included in the index, and such amount does not represent a fixed periodic interest payment. There can be no assurance that the MLPs included in the index will make any distributions in any future period. Any payment on the ETN is subject to Credit Suisse’s ability to pay its obligations as they become due. For more information regarding the ETN's coupon payments, please refer to the ETN's pricing supplement.

Press Contact

Andre Rosenblatt, Credit Suisse, andre.rosenblatt@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit–suisse.com

The ETNs may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs. The ETNs are subject to the credit risk of Credit Suisse. You may receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase or sale. Investors will not have any partnership interests or other rights in the MLPs included in the index. Coupon Amounts on the ETNs will vary and could be zero. An investment in the ETNs involves significant risks. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Disclaimer

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable

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but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the applicable Pricing Supplement, the Prospectus Supplement dated June 26, 2023, and the Prospectus dated June 26, 2023 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or clicking the hyperlink below:

Pricing Supplement dated June 28, 2023:

sec.gov/Archives/edgar/data/1053092/000121390023052539/ea156988_424b2.htm

Alternatively, Credit Suisse, Credit Suisse Securities (USA) LLC or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling 1-800-320-1225.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

Copyright © 2023, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.